1050 - 400 Burrard Street Vancouver, British Columbia, Canada V6C 3A6 Email: ir@integraresources.com

FOR IMMEDIATE RELEASE AUGUST 31, 2021	TSXV: ITR; NYSE American: ITRG www.integraresources.com

INTEGRA INTERSECTS HIGH-GRADE GOLD-SILVER IN TEN ADDITIONAL DRILL HOLES AT FLORIDA
MOUNTAIN:  12.50 G/T GOLD AND 156.92 G/T SILVER (14.52 G/T AuEq) OVER 9.39 M, INCLUDING
73.25 G/T Au AND 427.00 G/T Ag (78.75 G/T AuEq) OVER 1.52 M

  Florida Mountain drill highlights released today include:
  Drill hole FME-21-125
    3.13 grams per tonne ("g/t") gold ("Au") and 104.08 g/t silver ("Ag") (4.47 g/t gold equivalent ("AuEq")) over 31.24 m
      Including 6.17 g/t Au and 87.60 g/t Ag (7.30 g/t AuEq) over 0.91 m
      Including 49.90 g/t Au and 1,622.00 g/t Ag (70.78 g/t AuEq) over 1.52 m
  Drill hole FME-21-127
    24.64 g/t Au and 295.31 g/t Ag (28.44 g/t AuEq) over 5.18 m
      Including 103.94 g/t Au and 1,202.39 g/t Ag (119.41 g/t AuEq) over 1.22 m
  Drill hole FME-21-130
    12.50 g/t Au and 156.92 g/t Ag (14.52 g/t AuEq) over 9.39 m
      Including 73.25 g/t Au and 427.00 g/t Ag (78.75 g/t AuEq) over 1.52 m
  Drill hole FME-21-135
    2.55 g/t Au and 860.68 g/t Ag (13.62 g/t AuEq) over 5.94 m
      Including 13.45 g/t Au and 4,617.00 g/t Ag (72.87 g/t AuEq) over 1.10 m
  Drill hole FME-21-122
    3.66 g/t Au and 18.60 g/t Ag (3.90 g/t AuEq) over 17.98 m
      Including 31.89 g/t Au and 43.91 g/t Ag (32.45 g/t AuEq) over 1.68 m
  Drill hole FME-21-123
    1.40 g/t Au and 7.15 g/t Ag (1.50 g/t AuEq) over 10.67 m
      Including 6.18 g/t Au and 17.21 g/t Ag (6.40 g/t AuEq) over 1.52 m
  Drill hole FME-21-124
    0.63 g/t Au and 11.13 g/t Ag (0.77 g/t AuEq) over 23.47 m
    0.87 g/t Au and 23.94 g/t Ag (1.18 g/t AuEq) over 10.21 m
  Drill hole FME-21-113
    0.62 g/t Au and 18.21 g/t Ag (0.85 g/t AuEq over 34.75 m
      Including 3.48 g/t Au and 111.64 g/t Ag (4.92 g/t AuEq) over 3.05m
  Drill hole FME-21-114
    0.70 g/t Au and 58.37 g/t Ag (1.45 g/t AuEq) over 23.47 m
      Including 1.11 g/t Au and 273.42 g/t Ag (4.63 g/t AuEq) over 2.74 m
  The drill holes released today cover a strike length of 400 m and occur on multiple high-grade gold-silver shoots and veins, both within and outside the bulk-tonnage resource at Florida Mountain. These intercepts further validate the geological model for drilling and predicting these high-grade structures and continue to demonstrate the potential for high-grade resource expansion below Florida Mountain.

  To date, the Company has intercepted 92 drill hits over 4.0 g/t AuEq with a minimum width of 1.52 m at Florida Mountain, the majority occurring outside the bulk-tonnage resource.
  Two drill rigs are currently in operation at the DeLamar Deposit. The Company expects to start drilling at the War Eagle target in the coming weeks.
  The Pre-feasibility Study ("PFS") remains scheduled for completion in Q4 2021.
  To view a video of President and CEO George Salamis discussing the drill results, click on the following link: https://www.youtube.com/watch?v=Q31-waa2lxw

Vancouver, British Columbia - Integra Resources Corp. ("Integra" or the "Company") (TSX-V: ITR; NYSE American: ITRG) is pleased to announce multiple high-grade gold-silver drill results from the Florida Mountain Deposit, located on the DeLamar Project in southwestern Idaho. The drill holes announced today continue to demonstrate high-grade gold-silver mineralization below the Florida Mountain Deposit. The drill results released today cover a strike length of 400 m in the north-south direction and further display the strong vein continuity present at Florida Mountain. The Company believes that further drilling at Florida Mountain has the potential to delineate a high-grade resource that could potentially compliment the economically robust bulk-tonnage operation outlined in the Company's 2019 Preliminary Economic Assessment ("PEA").

"Today's high-grade gold-silver drill results are some of the thickest and best grades released to date by Integra. Consistent high-grade drill intercepts at Florida Mountain are showing strong continuity across multiple vein structures. Over the last three years we have intersected 92 high-grade gold-silver hits over 4.0 g/t AuEq covering strike lengths of 1,300 meters and depth extents of up to 400 m. The significance of this deeper drilling continues to demonstrate the resource expansion potential below Florida Mountain," noted George Salamis, Integra Resources' President and CEO. "Our targeted high-grade hit-rate in drilling is now 70% and is indicative of a thorough and increasing understanding of structural and geological controls of these veins and shoots."

George Salamis continued, "It is evident that high-grade gold-silver resource potential occurs below the existing bulk tonnage, low grade, pit-constrained gold-silver resource that is currently the focus of a PFS expected in Q4 of this year. Integra will continue to pursue high-grade exploration from surface; however, if warranted and supported by additional internal studies and further drilling, the Company may seek to evaluate the possibility of transitioning to underground exploration at Florida Mountain if it appears strongly advantageous. The concept of potentially adding high-grade resources to a larger, bulk-tonnage mining scenario like the one presented in the PEA, could have the potential to further complement and possibly enhance the future economics and/or production profile of the Project."

Results for Florida Mountain:

The following table highlights selected intercepts from the Florida Mountain drill results announced today:

Drill Hole	From (m)	To (m)	Interval (m)	g/t Au	g/t Ag	g/t AuEq
FME-21-113	1.83	36.58	34.75	0.62	18.21	0.85
incl	16.76	19.81	3.05	3.48	111.64	4.92
FME-21-113	83.82	99.37	15.55	1.18	12.74	1.34
incl	86.87	88.39	1.52	7.55	4.57	7.60
FME-21-114	11.58	13.41	1.83	2.21	8.07	2.31
FME-21-114	124.05	125.58	1.53	2.56	14.65	2.75
FME-21-114	217.32	240.79	23.47	0.70	58.37	1.45
incl	220.37	223.11	2.74	1.11	273.42	4.63
FME-21-114	271.27	281.94	10.67	1.15	36.85	1.62
incl	277.34	278.89	1.55	3.21	17.93	3.44
FME-21-114	307.54	313.33	5.79	1.98	184.05	4.34
incl	307.54	309.07	1.53	3.48	564.00	10.74
incl	311.81	313.33	1.52	3.95	129.00	5.61
FME-21-116	206.62	210.46	3.84	0.22	38.71	0.71
incl	210.16	210.46	0.30	1.55	256.00	4.85
FME-21-116	267.62	268.99	1.37	0.42	117.72	1.93
incl	268.68	268.99	0.31	0.95	300.00	4.81
FME-21-118	87.78	96.93	9.15	1.11	13.85	1.29
FME-21-118	187.76	199.95	12.19	1.03	11.83	1.18
FME-21-122	2.14	20.12	17.98	3.66	18.60	3.90
incl	7.16	8.84	1.68	31.89	43.91	32.45
FME-21-123	220.06	230.73	10.67	1.40	7.15	1.50
incl	229.21	230.73	1.52	6.18	17.21	6.40
FME-21-123	263.35	269.08	5.73	1.13	92.52	2.32
incl	268.68	269.08	0.40	3.41	512.00	10.00
FME-21-124	5.49	28.96	23.47	0.63	11.13	0.77
FME-21-124	79.71	89.92	10.21	0.87	23.94	1.18
FME-21-125	12.35	43.59	31.24	3.13	104.08	4.47
incl	13.72	14.63	0.91	6.17	87.60	7.30
incl	14.63	16.15	1.52	49.90	1622.00	70.78
FME-21-127	16.46	38.86	22.40	0.39	20.72	0.66
FME-21-127	163.98	169.16	5.18	24.64	295.31	28.44
incl	165.35	166.57	1.22	103.94	1202.39	119.41
FME-21-127	340.16	344.43	4.27	1.59	240.95	4.69
incl	340.16	340.77	0.61	9.71	1445.00	28.30
FME-21-130	17.22	26.61	9.39	12.50	156.92	14.52
incl	23.47	24.99	1.52	73.25	427.00	78.75

FME-21-132	75.59	101.50	25.91	1.99	6.51	2.07
incl	80.16	81.69	1.53	16.05	46.92	16.65
FME-21-132	147.22	148.74	1.52	1.26	212.00	3.99
FME-21-132	278.13	279.44	1.31	2.57	348.00	7.05
FME-21-135	162.15	169.77	7.62	2.41	256.52	5.71
incl	164.29	166.18	1.89	8.38	914.00	20.15
FME-21-135	175.87	181.81	5.94	2.55	860.68	13.62
incl	175.87	176.97	1.10	13.45	4617.00	72.87
FME-21-135	218.85	219.15	0.30	2.92	339.00	7.29

(1) Downhole thickness; true width varies depending on drill hole dip; most drill holes are aimed at intersecting the vein structures close to perpendicular therefore true widths are close to downhole widths (approximately 70% conversion ratio)

(2) Gold equivalent = g Au/t + (g Ag/t ÷ 77.70)

(3) Intervals reported are uncapped

To view a cross section of select high-grade drill results, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/august_nr1_draft_xn_-_section_vfinal.pdf

To view a drill location plan map, please click on the following link:

https://www.integraresources.com/site/assets/files/2572/drill_collar_location_-_fm_-_full_extent_vfinal.pdf

The intercepts reported today consist of mineralization with wide-spread low-grade gold-silver values, crosscut and underlain by narrower high-grade, steeply dipping low-sulphidation quartz-adularia veins. Widespread intercepts from shallow oxide and transitional resource definition drilling conducted by Integra over the previous three years has confirmed potentially mineable widths and grades for these high-grade structures.

To further define the high-grade resource potential at Florida Mountain, the Company has chosen to initially focus on 3 of the 7 known high-grade vein structures. By focusing on these 3 structures, which include the Alpine Vein, Stone Cabin-Tip Top Vein and the remnant Trade Dollar - Black Jack vein, the Company can target drilling to better define each structure and begin modeling any resulting potential resource. The high-grade occurs in the form of steeply plunging shoots with down-dip extents of several hundred meters, primarily within the granite and is capped by lower-grade stockwork and disseminated mineralization (open-pittable) within the overlying volcanics. Strike lengths of the individual shoots tend to be 20 m to 200 m long and with widths of between 1 m and 8 m. Integra refined its understanding of the controls on high-grade vein mineralization at Florida Mountain in 2021 and has been using this model to specifically target the higher-grade "shoots" within the several vein systems identified to date. These higher-grade shoots are interpreted as being localized at the intersections of the principal North-Northwest vein structures with a series of north-east trending splays.

Current Drill Status and Future Drilling

The Company plans to have 3 drill rigs operating on site. Two drill rigs are operating at the DeLamar Deposit and a third drill rig will commence drilling at War Eagle in the coming weeks.

Pre-Feasibility Study

The PFS is currently on track for completion in Q4 2021. All column leach tests for Florida Mountain have been taken down, with the oxide composites complete and the final assays in process for the transitional composites. In general, the 0.5 inch heap leach feed appears to economically out perform both 2 inch and 0.25 inch feed. Florida Mountain unoxidized mill testing continues to advance into the more detailed and optimizing stages. DeLamar column leach composites continue to come on-line as sample preparation is completed. Initial bottles rolls are complete for most of the column composites, which set the column test parameters. Heap leach and mill throughputs have been finalized, and the PFS design work continues to advance at an accelerated pace following completion of the major trade-off studies.

Sampling and QA/QC Procedure

Thorough QA/QC protocols are followed on the Project, including insertion of duplicate, blank and standard samples in the assay stream for all drill holes. The samples are submitted directly to American Assay Labs in Reno, Nevada for preparation and analysis. Analysis of gold is performed using fire assay method with atomic absorption (AA) finish on a 1 assay ton aliquot. Gold results over 5 g/t are re-run using a gravimetric finish. Silver analysis is performed using ICP for results up to 100 g/t on a 5 acid digestion, with a fire assay, gravimetric finish for results over 100 g/t silver.

Qualified Person

The scientific and technical information contained in this news release has been reviewed and approved by E. Max Baker Ph.D. (F.AusIMM), Integra's Vice President Exploration, and Timothy D. Arnold (PE, SME), Integra's Chief Operating Officer, both of Reno, Nevada. Each is a "Qualified Person" ("QP") as defined in National Instrument 43- 101 - Standards of Disclosure for Mineral Projects.

About Integra Resources

Integra is a development-stage mining company focused on the exploration and de-risking of the past producing DeLamar Gold-Silver Project in Idaho, USA. Integra is led by the management team from Integra Gold Corp. which successfully grew, developed and sold the Lamaque Project, in Quebec, for C$600 M in 2017. Since acquiring the DeLamar Project, which includes the adjacent DeLamar and Florida Mountain gold and silver Deposits, in late 2017, the Company has demonstrated significant resource growth and conversion while providing a robust economic study in its maiden Preliminary Economic Assessment. The Company is currently focused on resource growth through brownfield and greenfield exploration and the start of pre-feasibility level studies designed to advance the DeLamar Project towards a potential construction decision. For additional information, please reference the "Technical Report and Preliminary Economic Assessment for the DeLamar and Florida Mountain Gold - Silver Project, Owyhee County, Idaho, USA (October 22, 2019)."

ON BEHALF OF THE BOARD OF DIRECTORS

George Salamis
President, CEO and Director

CONTACT INFORMATION

Corporate Inquiries: ir@integraresources.com
Company website: www.integraresources.com
Office phone: 1 (604) 416-0576

Forward looking and other cautionary statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking statements") within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. . In this news release, forward-looking statements relate, among other things, to: statements about the estimation of mineral resources; magnitude or quality of mineral deposits; anticipated advancement of mineral properties or programs; future operations; future exploration prospects; the completion and timing of mineral resource estimates and Pre-feasibility studies; future growth potential of Integra; future underground exploration plans and future development plans.These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business. Management believes that these assumptions are reasonable. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; business integration risks; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, silver, base metals or certain other commodities; fluctuations in currency markets (such as the Canadian dollar to United States dollar exchange rate); change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties. Although the forward-looking statements contained in this news release are based upon what management of Integra believes, or believed at the time, to be reasonable assumptions, Integra cannot assure its shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be anticipated, estimated or intended.

Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Measured, Indicated and Inferred Resources

The terms "mineral resource", "measured mineral resource", "indicated mineral resource", "inferred mineral resource" used herein are Canadian mining terms used in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") under the guidelines set out in the Canadian Institute of Mining and Metallurgy and Petroleum (the "CIM") Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as may be amended from time to time (the "CIM Definition Standards"). Inferred mineral resources' have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. These definitions differ from the definitions in the United States Securities and Exchange Commission (the "SEC") Industry Guide 7 ("Industry Guide 7"). United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Under Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made. While the terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under Industry Guide 7 and historically they have not been permitted to be used in reports and registration statements filed with the SEC. As such, information contained herein concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public under Industry Guide 7 by U.S. companies in SEC filings.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.